United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                           Commission File No.:0-22273

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                     BOULDER CAPITAL OPPORTUNITIES III, INC.
                     --------------------------------------
                                (Name of Issuer)


                                     COMMON
                                    --------
                         (Title of Class of Securities)


                                   10 1 409100
                                   -----------
                                 (Cusip Number)


SONIC JET PERFORMANCE, LLC, ALBERT MARDIKIAN, 15662 COMMERCE LANE, HUNTINGTON BEACH, CA 92649 - (714) 895-0944
-------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 25, 1998
                               ------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13- d(b)(3) or (4), check the following box / /.

         Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 92) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

                                  SCHEDULE 13D

CUSIP NO.: 10 1 409100                                       Page 1 of 6 Pages


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Sonic Jet Performance, LLC,
         a California Limited Liability Company
         Tax ID#: 33-0756605

         Members of LLC
         Albert Mardikian
         SSN: ###-##-####

         Sheik Mohammed Al Rashid
         SSN:     ###-##-####

         Majed Al Rashid
         SSN:     ###-##-####

2.       Check the Appropriate Box if A Member of a Group*

                  a /X/
                  b /  /

3.       SEC Use Only


4.       Source of Funds

         OO

5.       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         California Limited Liability Company
         15662 Commerce Lane
         Huntington Beach, CA  92649

7.       Sole Voting Power

         5,000,000

8.       Shared Voting Power

9.       Sole Dispositive Power

         5,000,000

10.      Shared Dispositive Power

         0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         5,000,000

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

         83%

14.      Type of Reporting Person

         OO

ITEM 1.           SECURITY & ISSUER

         This   statement   relates  to  common   shares  of   Boulder   Capital
Opportunities III, Inc.


ITEM 2.
         a.       Sonic Jet Performance, LLC - a California Limited Liability
                  Company
         b.       Principal Place of Business - 15662 Commerce Lane,
                  Huntington Beach, CA  92649
         c. Prior to this transaction, reporting party was the operator of Sonic Jet Performance watercraft manufacturers business which has now been acquired by registrant. Company is the owner of 5,000,000 shares of Boulder Capital Opportunities III, Inc. common stock
         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship:  Place of Formation: State of California

II. Manager of LLC and 74% Interest beneficial owner of Sonic Jet Performance, LLC through Sonic Jet Performance, Inc., a California corporation.

          a.      Albert Mardikian
          b.      15662 Commerce Lane,  Huntington  Beach, CA 92649
          c. Mr. Mardikian's principal occupation has been as President of Sonic Jet Performance, Inc. and manager of Sonic Jet Performance, LLC within the past two years. The address of such businesses is 15662 Commerce Lane, Huntington Beach, CA 92649
          d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
          e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
           f.     Citizenship: United States

III.     24% owner of Sonic Jet Performance, LLC

         a.       Sheik Mohammed al Rashid
         b.       Jedda, Saudi Arabia
         c. Currently an independent investor living in Jedda, Saudi Arabia. He owns 24% of Sonic Jet Performance, LLC
         d. The reporting person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).
         e. The reporting person has not during the last five years been subject to or party to a civil proceeding of any type nor has any judgment, decree or order of any type been entered against reporting person.
         f.       Citizenship: Saudi Arabia


ITEM 3.           SOURCE AND AMOUNT OF THE FUNDS

         Not applicable to a Stock Exchange for assets.

ITEM 4.           PURPOSE OF THE TRANSACTION

         The transaction was to complete the acquisition of the assets and business of Sonic Jet Performance, LLC, a jet ski based watercraft manufacturer, by Boulder Capital Opportunities III, Inc.

         Sonic Jet Performance, LLC conveyed all of its assets, liabilities and business to Boulder Capital Opportunities III, Inc. in consideration of issuance of 5,000,000 shares of common stock to Sonic Jet Performance, LLC.

         Alex Mardikian has been appointed as Vice President of Boulder Capital Opportunities III, Inc. It is anticipated that Alex Mardikian will be appointed to the Board of Directors of the Company, Boulder Capital Opportunities III, Inc. upon compliance with Section 14f of the Securities Exchange Act of 1934. Robert Soehngen expects to resign as Director and President upon request of the Board as then duly constituted. No other Board members have been selected, however at least two other members will be appointed in the future.

         The issuer, Boulder Capital Opportunities III, Inc. has now acquired the assets and liabilities of Sonic Jet Performance, LLC for 5,000,000 shares of common stock. Concurrently, $1,500,000 was paid for 1,600 shares of newly authorized Series A Convertible Preferred Stock by a private investment company. Such shares of Series A Convertible Preferred Stock are convertible to common at the lower of $4.00 per share or the average of the five lowest closing prices of common in the 20 trading days prior to the Notice of Conversion by holder.

         The assets of Sonic Jet Performance, LLC were $6,190,134 at December 31, 1997, according to the Audited Balance Sheet of Wayne Voigt, C.P.A. and the liabilities were $837,677 at December 31, 1997. This balance sheet, as combined with the issuer, Boulder Capital Opportunities III, Inc. has materially changed the capitalization of Boulder Capital Opportunities III, Inc.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         a. 5,000,000 common shares (83%) of issuer are owned beneficially and of record by Sonic Jet Performance, LLC, the Reporting Person.

         b. Sonic Jet Performance, LLC has sole power to vote 5,000,000 shares of common stock. Albert Mardikian is the Manager of Sonic Jet Performance, LLC.

                  Sonic Jet Performance, LLC is owned beneficially as follows:

                  74%               Sonic Jet Performance, Inc. (beneficially
                                    Albert Mardikian)

                  24%               Sheik Mohammed Al Rashid

                  2%                Majed Al Rashid

         c.       None

         d.       Not Applicable

         e.       Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information contained in response to Item 4 and 5 is incorporated herein.

         Registrant entered into an Agreement with JNC Strategic Fund, Ltd. in conjunction with an investment of $1,500,000 in Series A Preferred convertible stock by JNC Strategic Fund, Ltd. Such Agreement contains covenants that the
Registrant:

         Further, Registrant has entered into a Registration Rights Agreement which requires the company to Register common shares for conversion of the Preferred Series A by JNC Strategic Fund, Ltd. Company is currently preparing such registration statement.

         Registrant repurchased 100,000 shares of common stock of Robert Soehngen for $100,000 on June 17, 1998.

         The former control party, Robert Soehngen has granted an option to issuer to purchase 332,500 shares of common stock of Boulder Capital Opportunities III, Inc. for $46,958.97 on or before December 1, 1998. It has been agreed, as part of the Stock Purchase Agreement for Series A Preferred Stock by JNC Strategic Ltd, that the 332,500 shares of Robert Soehngen as well as the 100,000 shares already purchased will be retired into the treasury of the company.

     The Registrant assumed a royalty agreement with a company owned by Albert Mardikian, manager of Sonic Jet Performance, LLC, under which royalties are paid for patent and design usage in products marketed by the Registrant, Boulder Capital Opportunities III, Inc.

                  Exhibit 6.1                Share Exchange Agreement
                  Exhibit 6.2                Sale Agreement
                  Exhibit 6.3 Securities Purchase Agreement (JNC Strategic Fund, Ltd.)

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: July 15, 1998
                                                Sonic Jet Performance, LLC


                                                /s/Albert Mardikian
                                                -------------------------------
                                                Signature

                                                ALBERT MARDIKIAN/MANAGER
                                                -------------------------------
                                                Name/Title